Exhibit 3

FOR IMMEDIATE RELEASE	1 September 2015

WPP plc (“WPP”)

Director’s Dealing

WPP has been notified that Dr Jacques Aigrain, Non-executive Director of the Company, purchased 5,000 WPP plc ordinary shares at a price of £13.46 per share on 28 August 2015. Dr Aigrain’s holding is now 9,000 WPP ordinary shares.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204

END